Exhibit 99.1

Press Release
www.shire.com

SHIRE PROPOSES COMBINATION WITH BAXALTA TO CREATE THE LEADING GLOBAL BIOTECH COMPANY FOCUSED ON RARE DISEASES

Strong strategic fit and industry-leading portfolio of combined company is projected to deliver immediate value creation and generate $20 billion in product sales by 2020

•                  Complementary capabilities create leading platform for growth, with over 30 planned product launches and the industry’s largest rare diseases portfolio with 50-plus projects

•                  Transaction expected to generate double-digit top-line growth; strong returns and attractive value creation; breakeven to Non GAAP EPS in year one with accretion thereafter

•                  Combination offers significant operating synergy potential and a compelling tax profile (projected 16%-17% combined Non GAAP effective tax rate by 2017), generating an IRR in excess of 10%

•                  All-stock transaction of approximately $30 billion represents immediate value creation for Baxalta shareholders through a substantial premium of 36% and allows for participation in future upside

•                  Shire urges Baxalta to engage in a negotiated transaction

Dublin, Ireland  — August 4, 2015 — Shire plc (LSE: SHP, NASDAQ: SHPG) today confirms that it made a proposal to Baxalta Incorporated (NYSE: BXLT) on July 10, 2015, to combine the companies in an all-stock transaction pursuant to which Baxalta shareholders would receive, for each Baxalta share, 0.1687 Shire ADRs. The proposal implies a value of $45.23 per Baxalta share and represents a significant premium of 36% over Baxalta’s stock price as of August 3, 2015. Baxalta has declined to engage in substantive discussions regarding the proposal.

The proposed combination would generate immediate shareholder value and accelerate the growth plans of both Shire and Baxalta. The combined entity would be the global leader in rare diseases with multiple billion-dollar franchises in high-value therapeutic areas with substantial barriers to entry. Together, Baxalta and Shire are projected to deliver product sales of $20 billion in 2020, advancing the combined pipeline and bringing innovative new therapies to market for patients with rare, often life-threatening, diseases and conditions.

The proposed transaction would be structured as an all-stock transaction to maintain the tax-free nature of Baxalta’s July 1, 2015, spinoff from Baxter. Baxalta shareholders would own approximately 37% of the combined Shire group.

Promptly after the close, Shire would initiate a share buy-back program to repurchase, within two years, up to 13% of the combined post-transaction shares outstanding, enhancing the earnings accretion of the transaction while maintaining financial flexibility and an investment-grade credit profile.

Flemming Ornskov, Chief Executive Officer of Shire said:  “We believe the proposed combination of Shire and Baxalta would be strategically and financially attractive for both of our companies, accelerating our respective growth ambitions and creating the leading global biotech company in rare diseases. The combined entity would have the opportunity to create significant shareholder value in one of the most attractive and fastest growing segments in healthcare. Together, the companies would be projected to deliver $20 billion in product sales by 2020, with the financial and operational firepower to fuel further innovation and growth in rare diseases. It is our strong preference to immediately enter into a negotiated transaction to explore the full potential of the proposed combination and finalize the terms of an agreement.”

Registered in Jersey, No. 99854, 22 Grenville Street, St Helier, Jersey JE4 8PX

Susan Kilsby, Chairman of the Board of Shire, said: “Our Board unanimously supports this combination with Baxalta. Following thorough analysis and discussion, our Board concluded that this proposed transaction will deliver significant value for shareholders. We urge Baxalta to engage with us to create a stronger combined company that will benefit all of our stakeholders.”

Proposed combination creates the global leader in rare diseases with compelling financials and strong outlook

The global leader in rare diseases

•                  ~$20 billion in product sales by 2020 (“20x20”)

•                  Multiple $1 billion plus high-value rare disease franchises with substantial barriers to entry

•                  Complementary expertise in rare diseases R&D, commercial, and manufacturing, supported by global scale and infrastructure

Compelling financial profile and value creation

•                  Projected double-digit top-line growth

•                  Substantial operating synergies

•                  Accretive to Non GAAP earnings; breakeven in year one, with accretion thereafter, supported by a share buyback program

•                  Attractive sustainable returns including IRR in excess of 10%

Strong future outlook

•                  More than 30 new product launches planned with approximately ~$5 billion incremental sales potential by 2020

•                  Strong balance sheet and robust pro forma cash flow support future organic growth and M&A

Evercore and Morgan Stanley are acting as financial advisors to Shire and Ropes & Gray LLP and Slaughter and May are acting as legal counsel.

Below is the text of a letter sent to the Chief Executive Officer of Baxalta on August 4, 2015.

SUBJECT TO CONTRACT

August 4, 2015

Ludwig N. Hantson, Ph.D.

President and Chief Executive Officer

Baxalta Incorporated

One Baxter Parkway

Deerfield, IL 60015

Proposed Combination of Shire plc and Baxalta Incorporated

Dear Ludwig,

We continue to believe that a combination of Shire and Baxalta offers a compelling opportunity that provides significant benefits to our respective shareholders, employees, and the patients and physicians that we both serve.

We have sought to engage with you regarding such a combination since early July. Other than a brief meeting on July 10th at which we outlined our proposal and its benefits, your lack of engagement has been surprising. On July 31st, weeks after receiving our written proposal and without any meaningful interaction, you stated that you had concluded it was not a basis for discussions. As a result, you have left us with no choice but to make our proposal known to your shareholders. We believe they deserve an opportunity to consider it.

As we have consistently articulated, we believe that a combination of our businesses in an all-stock transaction provides your shareholders with both substantial current value and long-term upside. A combination with Shire also fully aligns with your articulated vision to become a leading Rare / Orphan Diseases company. The benefits of our proposal include:

•                  Significantly accelerating the value and mitigating the risk of Baxalta’s standalone strategy while providing a substantial immediate premium to Baxalta’s current share price and participation in future upside;

•                  Strong expected operating synergies as well as benefits from our tax structure to drive meaningful earnings accretion and provide an enhanced growth profile relative to the standalone Baxalta strategy; and

•                  A stronger balance sheet that would provide financial flexibility and the ability to launch a sizeable share buy-back program to enhance the capital structure and further improve the per share earnings profile of the combined company.

Our proposal of an all-stock combination of 0.1687 Shire ADRs for each Baxalta share represents:

•                  a value of $45.23 per Baxalta share based on Shire’s August 3, 2015 closing price;

•                  a total enterprise value of $33.9 billion;

•                  a 36% premium to Baxalta’s closing share price on August 3, 2015; and

•                  a 15x multiple of last twelve months EBITDA as of March 31, 2015.

These represent very attractive metrics relative to other all-stock transactions of this size.

In addition, Baxalta shareholders would benefit from significant further upside through their participation in the substantial synergies arising from the combination. Assuming 680 million outstanding shares of Baxalta common stock on a fully diluted basis, Baxalta’s shareholders would hold approximately 37% of the combined company.

Because the total consideration will be paid in our ADRs, we believe the tax-free nature of the separation of Baxalta from Baxter will not be jeopardized, and you will be able to meet your related obligations to Baxter under the separation agreements. To that end, we have not discussed this potential transaction with Baxter, and we waited until the separation occurred before contacting you.

We have engaged and have been working closely with Evercore Group L.L.C. and Morgan Stanley & Co as financial advisors, and Ropes & Gray LLP and Slaughter and May as legal counsel. As explained in our July 10th letter, we have completed an extensive analysis of Baxalta and have carefully considered the proposed combination on the basis of publicly available information. We do not believe that there are any regulatory or other impediments to consummation of the proposed transaction. We believe we could complete our confirmatory due diligence and finalize the terms of a combination expeditiously. The proposed transaction is subject to such matters and satisfaction of customary closing conditions.

Given the substantial value represented by our proposal and the compelling benefits of a combination, we urge you to engage with us without any further delay.

Sincerely,

Flemming Ornskov
Chief Executive Officer
Shire plc

LIVE CONFERENCE CALL FOR INVESTORS:

Flemming Ornskov, MD, MPH, Chief Executive Officer, will host the investor and analyst conference call at 1:30 PM BST/8:30 AM EDT.

The details of the conference call are as follows:

UK dial in: 0808 237 0030 or 0203 139 4830

US dial in: 1 866 928 7517 or 1 718 873 9077

International Access Numbers: Click here

Password/Conf ID: 25841912#

Live Webcast: Click here

Replay:

A replay of the presentation will be available for two weeks by phone and by webcast for three months.  Details can be found on our Investor Relations website http://investors.shire.com/.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
Sarah Elton-Farr	seltonfarr@shire.com	+44 1256 894157

Media
Michele Galen	mgalen@shire.com	+1 781 482-1867
Gwen Fisher	gfisher@shire.com	+1 484 595 9836
Brooke Clarke	brclarke@shire.com	+44 1256 894829

FTI Consulting (Media Adviser to the Company)
Ben Atwell (London)	ben.atwell@fticonsulting.com	+44 20 3727 1000
David B. Roady (New York)	david.roady@fticonsulting.com	+1 212 850 5600
Robert Stanislaro (New York)	robert.stanislaro@fticonsulting.com	+1 212 850 5600

Evercore (Financial Adviser to the Company)
Francois Maisonrouge	maisonrouge@Evercore.com	+1 212 857 3100

Morgan Stanley (Financial Adviser and Corporate Broker to the Company)
Michele Colocci	michele.colocci@morganstanley.com	+44 20 7425 8000
Peter Moorhouse	peter.moorhouse@morganstanley.com	+44 20 7425 8000

Deutsche Bank (Corporate Broker to the Company)
Ben Lawrence	ben.lawrence@db.com	+44 20 7545 8000

Evercore Partners International LLP (“Evercore”), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting as financial adviser to Shire and no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Shire for providing the protections afforded to clients of Evercore or for providing advice in relation to the contents of this announcement or any other matters referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to Shire and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Shire for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request. Deutsche Bank AG, acting through its London branch (“DB”), is acting as a corporate broker to Shire plc and no other person in connection with the matters referred to in this announcement. DB will not be responsible to any person other than Shire plc for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to the matters referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this announcement, any statement contained herein or otherwise.

FORWARD-LOOKING STATEMENTS

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated (“Baxalta”), and the timing and benefits thereof, including our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of a combined company, and a combined company’s future strategy, plans, objectives, expectations and intentions, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire could be materially adversely affected. These risks and uncertainties include, but are not limited to, the following:

•                  Baxalta will refuse to negotiate with Shire, and the parties will be unsuccessful in negotiating a transaction;

•                  if a transaction is negotiated, the transaction may not be completed, due to failure of closing conditions, including any shareholder approvals;

•                  the businesses may not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected, or that the expected benefits of the transaction may not be realized;

•                  disruption from the proposed transaction makes it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta adversely affects the combined company’s financial condition and results of operations;

•                  products and product candidates may not achieve commercial success;

•                  product sales from certain products, including ADDERALL XR and INTUNIV, are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company’s products may adversely impact future revenues, financial condition, and results of operations, particularly if there is systematic pressure on pricing of products to treat rare diseases;

•                  supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitive;

•                  regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  the successful development of the combined company’s pre-commercial products is highly uncertain and requires significant expenditures and time, and these products may not receive regulatory approval;

•                  the actions of certain customers could affect the combined company’s ability to sell or market products profitably;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including the combined company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  the combined company may be unable to attract and/or retain the highly skilled personnel needed to meet its strategic objectives; and

•                  other risks and uncertainties detailed from time to time in Shire’s filings with the Securities and Exchange Commission (“SEC”), including those risks outlined in “Item 1A: Risk Factors” in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and Baxalta’s filings with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Third Party-Sourced Information
All information in this communication regarding Baxalta, including its businesses, operations and financial results, was obtained from public sources. While Shire has no knowledge that any such information is inaccurate or incomplete, Shire has not verified any of that information.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Shire has made for a business combination transaction with Baxalta. In furtherance of this proposal and subject to future developments, if Shire and Baxalta agree on a negotiated transaction, Shire and Baxalta may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Shire and/or Baxalta may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BALXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Shire’s Investor

Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.

Certain Information Regarding Participants

Shire and its directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire as described above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

NOTES TO EDITORS

Shire enables people with life-altering conditions to lead better lives.

Our strategy is to focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs.

We focus on providing treatments in Rare Diseases, Neuroscience, Gastrointestinal and Internal Medicine and we are developing treatments for symptomatic conditions treated by specialist physicians in other targeted therapeutic areas, such as Ophthalmics.

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